Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2024 AND 2023

(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars) (Unaudited)

	As at September 30,	As at December 31,
	2024 Unaudited	2023 Audited
ASSETS
Current assets
Cash	$588,610	$341,273
Digital currencies (note 3)	4,899,670	822,884
Amounts receivable and other assets (note 5)	1,133,118	867,257
Income tax receivable	44,000	168,337
Total current assets	6,665,398	2,199,751
Property, plant and equipment (note 6)	24,932,714	33,386,684
Right-of-use assets (note 7)	2,236,617	2,366,115
Intangible asset (note 8)	1,087,876	1,184,798
Amounts receivable and other assets (note 5)	2,842,476	2,159,314
Promissory note receivable (note 9)	850,685	850,685
Total assets	$38,615,766	$42,147,347
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$5,858,931	$4,510,757
Lease liabilities (note 10)	126,579	110,651
Loans payable (note 11)	148,290	253,630
Mortgage payable (note 12)	-	389,064
Total current liabilities	6,133,800	5,264,102
Deposits payable	2,203,526	1,486,184
Lease liabilities (note 10)	236,446	336,863
Loans payable (note 11)	-	356,710
Warrant liabilities (note 13)	2,947,441	5,456,749
Total liabilities	11,521,213	12,900,608
Shareholders’ equity Share capital (note 14)	48,323,367	42,503,660
Contributed surplus	14,921,345	15,468,823
Cumulative translation adjustment	(3,319,219)	(2,228,447)
Deficit	(32,830,940)	(26,497,297)
Total shareholders’ equity	27,094,553	29,246,739
Total liabilities and shareholders’ equity	$38,615,766	$42,147,347

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue
Digital currency mining (note 3)	$538,943	$4,387,142	$10,317,937	$13,552,443
Colocation services (note 3(3))	7,076,259	-	10,713,695	-
Sale of electricity (note 3(3))	-	-	6,283,028	-
Sale of energy (note 4)	1,560,538	969,921	4,050,063	1,779,131
Total revenue	9,175,740	5,357,063	31,364,723	15,331,574
Cost of digital currency mining
Cost of revenue	(8,334,402)	(4,292,000)	(25,510,997)	(10,514,913)
Depreciation and amortization	(3,887,362)	(3,443,520)	(11,789,865)	(9,732,088)
Miner lease and hosting agreement (note 3(3))	-	(152,456)	-	(791,145)
Gross loss	(3,046,024)	(2,530,913)	(5,936,139)	(5,706,572)
Expenses
Office and administrative expenses	(518,536)	(934,798)	(1,676,664)	(2,216,231)
Professional fees	(297,307)	(592,733)	(1,350,178)	(1,401,151)
Regulatory fees	(12,664)	(20,637)	(63,920)	(110,426)
Foreign exchange gain (loss)	(875,602)	1,220,450	1,127,244	(101,932)
Gain (loss) on sale of digital currencies (note 3)	(41,834)	(12,800)	228,969	801,764
Change in fair value of loan payable	-	76,632	(19,730)	(143,825)
Other income	-	32	13,784	90,345
Change in fair value of amount owing for Miner Lease Agreement	-	-	-	(267,551)
Share based compensation (note 16)	(516,371)	(333,694)	(1,266,772)	(1,216,857)
Gain on revaluation of digital currencies (note 3)	202,437	10,996	251,453	22,896
Operating loss	(5,105,901)	(3,117,465)	(8,691,953)	(10,249,540)
Revaluation of warrant liabilities (note 13)	(1,301,976)	3,264,506	2,380,351	(1,755,838)
Net financial expenses (note 19)	(4,467)	(10,981)	(22,041)	(194,971)
Net income (loss) before income taxes	(6,412,344)	136,060	(6,333,643)	(12,200,349)
Net income (loss) for the period	(6,412,344)	136,060	(6,333,643)	(12,200,349)
Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	756,241	(1,107,720)	(1,090,772)	104,523
Total comprehensive loss for the period	$(5,656,103)	$(971,660)	$(7,424,415)	$(12,095,826)
Basic income (loss) per share (note 17)	$(0.21)	$0.00	$(0.21)	$(0.43)
Diluted income (loss) per share (note 17)	$(0.21)	$0.00	$(0.21)	$(0.43)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars) (Unaudited)

	Nine Months Ended September 30,
	2024	2023
Operating activities
Net loss for the period	$(6,333,643)	$(12,200,349)
Adjustments for:
Digital currencies items (note 20)	(4,076,786)	1,745,117
Interest income accrual	(18,000)	-
Depreciation of right-of-use assets	129,498	129,249
Depreciation and amortization	11,750,891	9,829,202
Interest on lease liabilities	74,361	73,671
Change in fair value of amount owing for Miner Lease Agreement	-	267,551
Share based compensation	1,266,772	1,216,857
Change in warrant liability	(2,380,351)	1,755,838
Interest accrued on loan payable	-	138,300
Change in fair value of loan payable	19,730	143,825
Foreign exchange loss (gain)	(1,219,728)	99,374
Working capital items (note 20)	1,258,830	2,588,589
Net cash provided by operating activities	471,574	5,787,224
Investing activities
Purchase of property, plant and equipment	(3,200,000)	(2,945,418)
Proceeds from sale of property, plant and equipment	-	499,950
Business combination (note 4)	-	(4,599,666)
Net cash used in investing activities	(3,200,000)	(7,045,134)
Financing activities
Repayment of mortgage	(400,500)	(400,500)
Proceeds of shares issued for cash, net of issuance costs	4,005,457	686,189
Proceeds from loans payable	-	691,500
Repayment of loans payable	(516,100)	(594,480)
Lease payments	(113,094)	(109,800)
Net cash provided by financing activities	2,975,763	272,909
Net change in cash	247,337	(985,001)
Cash, beginning of period	341,273	1,850,622
Cash, end of period	$588,610	$865,621

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 14)
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Cumulative Translation Adjustment	Deficit	Total
Balance, December 31, 2022	27,842,204	3,333	$39,602,634	$15,675,828	$(3,491,583)	$(4,611,887)	$47,174,992
Shares issued for cash	386,463	-	686,188	-	-	-	686,188
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-
Share based compensation	-	-	-	1,216,857	-	-	1,216,857
Transaction with owners	28,708,249	3,333	42,116,604	15,064,903	(3,491,583)	(4,611,887)	49,078,037
Foreign currency translation adjustment	-	-	-	-	104,523	-	104,523
Net loss for the period	-	-	-	-	-	(12,200,349)	(12,200,349)
Total comprehensive loss for the period	-	-	-	-	104,523	(12,200,349)	(12,095,826)
Balance, September 30, 2023	28,708,249	3,333	$42,116,604	$15,064,903	$(3,387,060)	$(16,812,236)	$36,982,211

Balance, December 31, 2023	28,878,740	3,333	42,503,660	15,468,823	(2,228,447)	(26,497,297)	29,246,739
Shares issued for cash (note 14(b)(i))	3,639,963	-	4,005,457	-	-	-	4,005,457
Restricted share units converted to common shares	492,897	-	1,814,250	(1,814,250)	-	-	-
Share based compensation	-	-	-	1,266,772	-	-	1,266,772
Transaction with owners	33,011,600	3,333	48,323,367	14,921,345	(2,228,447)	(26,497,297)	34,518,968
Foreign currency translation adjustment	-	-	-	-	(1,090,772)	-	(1,090,772)
Net loss for the period	-	-	-	-	-	(6,333,643)	(6,333,643)
Total comprehensive loss for the period	-	-	-	-	(1,090,772)	(6,333,643)	(7,424,415)
Balance, September 30, 2024	33,011,600	3,333	$48,323,367	$14,921,345	$(3,319,219)	$(32,830,940)	$27,094,553

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

1. Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, and World Generation X, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining and also a supplier of energy through its recent acquisition of a power plant. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on November 14, 2024.

Going Concern

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at September 30, 2024, the Company has working capital of $531,598 (December 31, 2023 - working capital deficiency of $3,064,351). The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2. Material accounting policies

(a) Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 14, 2024, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2023. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2024 could result in restatement of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these unaudited condensed interim consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

(c) Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS Accounting Standards requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii) Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

Significant judgements (continued)

(iii) Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in Note 1.

(iv) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i) Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii) Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii) Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 3) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(v) Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

3. Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at	As at
	September 30,	December 31,
	2024	2023
Bitcoin	$4,899,670	$822,884

The continuity of digital currencies was as follows:

	Number of Bitcoin	Amount	Number of Ethereum	Amount	Total Amount
Balance, December 31, 2022	111	$1,842,177	801	$958,480	$2,800,657
Bitcoin mined(2)	640	18,128,241	-	-	18,128,241
Bitcoin received from colocation services(3)	6	185,819	-	-	185,819
Bitcoin received for electricity sales(3)	18	538,197	-	-	538,197
Digital currencies traded for cash	(655)	(18,018,987)	(801)	(1,245,993)	(19,264,980)
Digital currencies paid for services	(20)	(433,492)	-	-	(433,492)
Digital currencies for loan repayment	(30)	(883,622)	-	-	(883,622)
Bitcoin remitted to Northern Data(2)	(51)	(1,204,463)	-	-	(1,204,463)
Gain on sale of digital currencies	-	658,023	-	287,513	945,536
Revaluation adjustment(1)	-	10,991	-	-	10,991
Balance, December 31, 2023	19	822,884	-	-	822,884
Bitcoin mined for Digihost	183	10,317,937	-	-	10,317,937
Bitcoin received from colocation services(3)	68	4,125,799	-	-	4,125,799
Bitcoin received for electricity sales(3)	33	2,003,106	-	-	2,003,106
Digital currencies paid for services	(20)	(1,267,813)	-	-	(1,267,813)
Digital currencies traded for cash	(200)	(11,309,305)	-	-	(11,309,305)
Digital currencies for loan repayment	(6)	(273,360)	-	-	(273,360)
Gain on sale of digital currencies	-	228,969	-	-	228,969
Revaluation adjustment(1)	-	251,453	-	-	251,453
Balance, September 30, 2024	77	$4,899,670	-	$-	$4,899,670

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at September 30, 2024, the price of Bitcoin was $63,303 (December 31, 2023 - $42,244) resulting in total revaluation gain of $251,453.

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. The Miner Lease Agreement was terminated on February 15, 2023.

(3)	During the year ended December 31, 2023, the Company entered into a Mining Operations Agreement with Northern Data NY, LLC, and Colocation Services Agreements with both Corner Energy Ltd. and Bit Digital USA, Inc. Pursuant to these agreements, the parties have agreed to split a portion of the energy costs and mining rewards received incurred for the power consumed by the miners put in service at the Company’s respective sites pursuant to these agreements. As at September 30, 2024, the Company is owed $563,528 from these parties related to these agreements (December 31, 2023 - $565,680).

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

4. Business combination

On February 7, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $4,749,666 of which $150,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. The Company completed this business combination as part of its ongoing infrastructure expansion strategy and increase its available computing power. Operation of the plant will help support the local utility power grid for reliability and the plant will be readily available for residential and commercial consumers during peak periods of demand.

At the date of acquisition, the Company determined the fair value of the net identified net assets as follows:

Total final consideration paid in cash	$4,749,666

Identified fair value of net assets acquired:
Prepaids and deposits	418,287
Land	530,000
Power plant infrastructure	4,643,800
PPA capacity liability	(213,100)
Accounts payable	(218,621)
Loan payable	(410,700)
$4,749,666

5. Amounts receivable and other assets

	As at September 30, 2024	As at December 31, 2023
Deposits	$2,842,476	$2,297,314
Prepaid expenses	202,315	115,577
Accounts receivable	696,466	565,680
Other receivable	168,337	-
Interest receivable (note 9)	66,000	48,000
	3,975,594	3,026,571
Long-term deposits and prepaid expenses	(2,842,476)	(2,159,314)
	$1,133,118	$867,257

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

6. Property, plant and equipment

	Land and buildings	Data miners	Equipment and other	Leasehold improvement	Equipment in construction	Power plant in use	Total
Cost
December 31, 2022	$3,658,510	$30,404,111	$8,223,529	$1,079,542	$14,343,701	$-	$57,709,393
Additions	827,230	1,491,668	688,868	-	-	-	3,007,766
Disposal	-	-	(499,950)	-	-	-	(499,950)
Write-off	-	-	(1,363,941)	-	-	-	(1,363,941)
Transfer asset in use	-	-	14,343,701	-	(14,343,701)	-	-
Acquired in business combination (note 4)	530,000	-	-	-	-	4,643,800	5,173,800
December 31, 2023	5,015,740	31,895,779	21,392,207	1,079,542	-	4,643,800	64,027,068
Additions	-	-	3,200,000	-	-	-	3,200,000
September 30, 2024	$5,015,740	$31,895,779	$24,592,207	$1,079,542	$-	4,643,800	$67,227,068
Accumulated depreciation
December 31, 2022	$-	$12,937,550	$2,664,346	$296,264	$-	$-	$15,898,160
Depreciation	-	9,825,482	4,483,977	105,318	-	327,447	14,742,224
December 31, 2023	-	22,763,032	7,148,323	401,582	-	327,447	30,640,384
Depreciation	251,493	6,753,819	4,301,756	78,990	-	267,912	11,653,970
September 30, 2024	$251,493	$29,516,851	$11,450,079	$480,572	$-	$595,359	$42,294,354
Net carrying value
As at December 31, 2023	$5,015,740	$9,132,747	$14,243,884	$677,960	$-	$4,316,353	$33,386,684
As at September 30, 2024	$4,764,247	$2,378,928	$13,142,128	$598,970	$-	$4,048,441	$24,932,714

7. Right-of-use assets

	As at September 30, 2024	As at December 31, 2023
Balance, beginning of period	$2,366,115	$2,538,447
Depreciation	(129,498)	(172,332)
Balance, end of period	$2,236,617	$2,366,115

8. Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at September 30, 2024	As at December 31, 2023
Balance, beginning of period	$1,184,798	$1,314,028
Amortization	(96,922)	(129,230)
Balance, end of period	$1,087,876	$1,184,798

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

9. Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 5). The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer. As at September 30, 2024, the fair value of the Note was estimated to be $850,685.

	As at September 30,	As at December 31,
	2024	2023
Balance, beginning of period	$850,685	$806,000
Payments received	-	(6,000)
Fair value adjustment	-	50,685
Balance, end of period	$850,685	$850,685

10. Lease liabilities

The continuity of the lease liabilities is presented in the table below:

	As at September 30, 2024	As at December 31, 2023
Balance, beginning of period	$447,514	$547,471
Interest	28,605	46,923
Lease payments	(113,094)	(146,880)
Balance, end of period	$363,025	$447,514
Current portion	$126,579	$110,651
Non-current portion	236,446	336,863
Total lease liabilities	$363,025	$447,514

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2024
Less than one year	$154,679
One to five years	253,862
Total undiscounted lease obligations	$408,541

 Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

11. Loans payable

	As at September 30, 2024	As at December 31, 2023
Balance, beginning of the period	$610,340	$-
New loans(1)	-	691,500
Loan assumed in business acquisition(2)	-	410,700
Repayment of loans	(516,100)	(1,027,754)
Interest	34,320	225,373
Fair value adjustment	19,730	310,521
Balance, end of the period	148,290	610,340
Long-term loans payable	-	(356,710)
	$148,290	$253,630

(1)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month. As at March 31, 2024, this loan was fully repaid.

(2)	Upon the closing of the Power Plant transaction (note 4), the Company assumed loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $nil. As the outstanding principal balance has not paid in full as of September 6, 2023, interest shall accrue on the outstanding balance as of that date and each subsequent month thereafter at the rate for overdue payments described as in National Grid’s Electricity Tariff for Service Classification No 6.

12. Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage was secured by the powerplant in progress with a net book value of $2,651,500.

	As at September 30, 2024	As at December 31, 2023
Balance, beginning of period	$389,064	$877,127
Interest	11,436	45,937
Payments	(400,500)	(534,000)
Balance, end of period	$-	$389,064
Current portion	$-	$389,064
Non-current portion	-	-
Total mortgage payable	$-	$389,064

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

13. Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending September 30, 2024 and December 31, 2023:

	Number of
	warrants	Amount
Balance, December 31, 2022	9,098,514	$821,697
Revaluation of warrant liabilities	-	4,522,523
Foreign currency translation	-	112,529
Balance, December 31, 2023	9,098,514	5,456,749
Warrants expired	(3,955,993)	-
Warrants issued	3,636,363	-
Revaluation of warrant liabilities	-	(2,380,351)
Foreign currency translation	-	(128,957)
Balance, September 30, 2024	8,778,884	$2,947,441

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at September 30,	As at December 31,
	2024	2023
Spot price (in CAD$)	$1.60	$3.06
Risk-free interest rate	2.94%	3.91%
Expected annual volatility	116%	123%
Expected life (years)	0.77	1.00
Dividend	nil	nil

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

13. Warrant liabilities (continued)

The following table reflects the Company’s warrants outstanding and exercisable as at September 30, 2024.

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
April 9, 2025	2,112,773		7.11
September 9, 2025	3,029,748		6.25
August 15, 2027	3,636,363	US$	2.00
	8,778,884		4.70

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2023:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

14. Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share. Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Nine months ended September 30, 2024

(i) On August 15, 2024, the Company completed a private placement consisting of 3,636,363 units of the Company at a purchase price of $1.10 per unit for gross proceeds of $4 million Each unit is comprised of one subordinate voting share of the Company and one warrant, with each warrant entitling the holder to purchase one additional share. The warrants have an exercise price of $2.00 per share and exercise period of three years from the issuance date. No securities were offered or sold to Canadian residents in connection with the private placement.

(ii) During the nine months ended September 30, 2024, the Company issued 3,600 subordinate voting shares at an average share price of $1.5158 for a total aggregate of $5,457 pursuant to the at-the-market equity program.

Nine months ended September 30, 2023

(ii) During the nine months ended September 30, 2023, the Company issued 386,463 subordinate voting shares at an average share price of $1.7756 for a total aggregate of $686,188 pursuant to the at-the-market equity program.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

15. Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2022 and September 30, 2023	1,025,816	7.81
Balance, December 31, 2023	1,025,816	7.81
Expired	(471,910)	8.48
Balance, September 30, 2024	553,906	7.25

The following table rateflects the warrants issued and outstanding as of September 30, 2024:

Number of		Weighted Average
Warrants Outstanding	Exercise Price (CAD$)	Contractual Life (years)	Expiry Date
311,526	8.025	0.52	April 9, 2025(1)
242,380	6.25	0.94	September 9, 2025(1)
553,906	7.25	0.71

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	0.94

(1)	Broker warrants.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

16. Stock options and restricted share units

(a) Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2022 and September 30, 2023	1,191,834	5.11
Balance, December 31, 2023 and September 30, 2024	692,170	5.09

The following table reflects the stock options issued and outstanding as of September 30, 2024:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	0.38	258,334	258,334	-
January 5, 2026	3.75	1.27	183,498	183,498	-
February 24, 2026	13.92	1.40	50,000	50,000	-
March 25, 2026	7.47	1.48	116,668	116,668	-
May 17, 2026	7.35	1.63	55,001	55,001	-
June 22, 2026	4.20	1.73	28,669	28,669	-
	5.09	1.03	692,170	692,170	-

The following table reflects the stock options issued and outstanding as of December 31, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.13	258,334	258,334	-
January 5, 2026	3.75	2.02	183,498	183,498	-
February 24, 2026	13.92	2.15	50,000	50,000	-
March 25, 2026	7.47	2.23	116,668	116,668	-
May 17, 2026	7.35	2.38	55,001	55,001	-
June 22, 2026	4.20	2.48	28,669	28,669	-
	5.09	1.78	692,170	692,170	-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

16. Stock options and restricted share units (continued)

(b) Restricted share units

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the periods ended September 30, 2024 and December 31, 2023:

Number of RSUs
Balance, December 31, 2022	1,439,250
Granted (i)	77,232
Converted	(479,582)
Balance, September 30, 2023	1,036,900
Balance, December 31, 2023	1,036,900
Granted (ii)	1,186,000
Cancelled	(103,333)
Converted	(492,897)
Balance, September 30, 2024	1,626,670

(i) During the nine months ended September 30, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

(ii) During the nine months ended September 30, 2024, the Company granted 1,186,000 RSUs officers, directors, employees and advisors. These RSUs vest third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $2,414,767.

For the three and nine months ended September 30, 2024, the Company recorded share based compensation for these RSU’s of $516,371 and $1,266,772, (three and nine months ended September 30, 2023 - $333,694 and $1,216,857,).

17. Income (loss) per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income (loss) for the period	$(6,412,344)	$136,060	$(6,333,643)	$(12,200,349)
Net income (loss) per share - basic and diluted	$(0.21)	$0.00	$(0.21)	$(0.43)
Weighted average number of shares outstanding - basic and diluted	31,181,273	28,694,899	29,929,917	28,525,059

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

18. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Professional fees (1)	$32,772	$23,077	$92,982	$154,705
Salaries (1)	213,088	221,497	647,089	611,621
Share based compensation(2)	462,993	284,210	1,162,394	1,079,249
	$708,853	$528,784	$1,902,465	$1,845,575

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share based compensation for officers and directors.

19. Additional information on the nature of comprehensive income (loss) components

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Expenses for employee benefits
Operating and maintenance costs	$229,380	$162,465	$589,976	$549,514
Professional fees	32,772	23,077	92,982	154,705
Salaries	213,088	221,497	647,089	611,621
Share based compensation	516,371	333,694	1,266,772	1,216,857
	$991,611	$740,733	$2,596,819	$2,532,697
Net financial expenses
Interest on loans	$-	$(11,000)	$-	$121,300
Interest from promissory note receivable	(6,000)	-	(18,000)	-
Interest on lease liabilities	10,467	21,981	40,041	73,671
	$4,467	$10,981	$22,041	$194,971

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

20. Cash flow supplemental information

	Nine Months Ended
	September 30,
	2024	2023
Digital currencies items
Digital currencies mined	$(10,317,937)	$(13,552,443)
Bitcoin received from colocation services	(4,125,799)	-
Bitcoin received for electricity sales	(2,003,106)	-
Miner lease and hosting	-	625,261
Services paid in digital currencies	1,267,813	405,643
Gain on sale of digital currencies	(228,969)	(801,764)
Digital currencies for loan repayment	273,360	569,113
Digital currencies traded for cash	11,309,305	14,522,203
Gain on revaluation of digital currencies	(251,453)	(22,896)
	$(4,076,786)	$1,745,117
Working capital items
Amounts receivable and prepaid expenses	$(931,023)	$(336,731)
Accounts payable and accrued liabilities	1,348,174	2,003,674
Income tax receivable	124,337	76,062
Deposit payable	717,342	845,584
	$1,258,830	$2,588,589

21. Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and colocation services located in the United States.

Three Months Ended September 30, 2024	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$538,943	$1,560,538	$7,076,259	$9,175,740
Cost of revenue	(5,792,073)	(3,887,919)	1,345,590	(8,334,402)
Depreciation and amortization	(4,274,344)	(133,956)	-	(4,408,300)
Net profit (loss)	(12,417,508)	(2,416,685)	8,421,849	(6,412,344)

Nine Months Ended September 30, 2024	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$10,317,937	$10,333,091	$10,713,695	$31,364,723
Cost of revenue	(12,323,787)	(13,187,210)	-	(25,510,997)
Depreciation and amortization	(11,521,953)	(267,912)	-	(11,789,865)
Net profit (loss)	(13,925,307)	(3,122,031)	10,713,695	(6,333,643)

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

21. Segmented reporting (continued)

Three Months Ended September 30, 2023	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$4,387,142	$969,921	$-	$5,357,063
Cost of revenue	(7,252,543)	(635,433)	-	(7,887,976)
Depreciation and amortization	(3,443,520)	-	-	(3,443,520)
Miner lease and hosting agreement	(152,456)	-	-	(152,456)
Net income	61,874	74,186	-	136,060

Nine Months Ended September 30, 2023	Cryptocurrency Mining	Sales of energy	Colocation services	Total
Revenue	$13,552,443	$1,779,131	$-	$15,331,574
Cost of revenue	(19,619,313)	(1,418,833)	-	(21,038,146)
Depreciation and amortization	(9,732,088)	-	-	(9,732,088)
Miner lease and hosting agreement	(791,145)	-	-	(791,145)
Net loss	(11,969,025)	(231,324)	-	(12,200,349)

The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at September 30, 2024	Canada	United States	Total
Current assets	$-	$6,665,398	$6,665,398
Non-current assets	-	31,950,368	31,950,368
Total assets	$-	$38,615,766	$38,615,766

As at December 31, 2023	Canada	United States	Total
Current assets	$30,078	$2,169,673	$2,199,751
Non-current assets	-	39,947,596	39,947,596
Total assets	$30,078	$42,117,269	$42,147,347

22. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the period ended December 31, 2023.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note is measured using relevant market input (Level 3). Digital currencies, amount owing to Northern Data and loan payable are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 13).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at September 30, 2024	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$5,858,931	$-	$-	$-	$5,858,931	$5,858,931
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
Lease liabilities	154,679	253,862	-	-	408,541	363,025
Loan payable	148,290	-	-	-	148,290	148,290
	$6,161,900	$2,457,388	$-	$-	$8,619,288	$8,573,772

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2024

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management (continued)

As at December 31, 2023	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$4,510,757	$-	$-	$-	$4,510,757	$4,510,757
Deposit payable	-	1,486,184	-	-	1,486,184	1,486,184
Lease liabilities	151,286	316,325	54,024	-	521,635	447,514
Mortgage payable	400,500	-	-	-	400,500	389,064
Loan payable·	253,630	356,710	-	-	610,340	610,340
	$5,316,173	$2,159,219	$54,024	$-	$7,529,416	$7,443,859

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at September 30, 2024 and December 31, 2023, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin.

At September 30, 2024, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $489,967 (December 31, 2023 - $82,288).